SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Duluth Holdings Inc.

(Name of Issuer)

Class B Common Stock, no par value per share
(Title of Class of Securities)

26443V101
(CUSIP Number)

Dennis F. Connolly

John A. Dickens
Godfrey & Kahn, S.C.
833 E. Michigan Street, Suite 1800
Milwaukee, WI 53202
   (414) 273-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26443V101

l)       Name of Reporting Person

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

2)       Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3)       SEC Use Only

4)       Source of Funds

OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	8,694,295
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	8,694,295
10)	Shared Dispositive Power:	None

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

8,694,295

12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)       Percent of Class Represented by Amount in Row (11)

27.9%[1]

14)       Type of Reporting Person

OO (trust)

SCHEDULE 13D

CUSIP No. 26443V101

l)       Name of Reporting Person

John A. Dickens

2)       Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3)       SEC Use Only

4)       Source of Funds

OO, PF

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	7,250
8)	Shared Voting Power	8,694,295
9)	Sole Dispositive Power:	7,250
10)	Shared Dispositive Power:	8,694,295

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

8,701,545

12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)       Percent of Class Represented by Amount in Row (11)

27.9%[2]

14)       Type of Reporting Person

IN

SCHEDULE 13D

CUSIP No. 26443V101

l)       Name of Reporting Person

Jennifer A. Hannon

2)       Check the Appropriate Box if a Member of a Group

(a) [   ]

(b) [   ]

3)       SEC Use Only

4)       Source of Funds

OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	0
8)	Shared Voting Power	8,694,295
9)	Sole Dispositive Power:	0
10)	Shared Dispositive Power:	8,694,295

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

8,694,295

12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)       Percent of Class Represented by Amount in Row (11)

27.9%[3]

14)       Type of Reporting Person

IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 24, 2015, as amended on December 16, 2016 and December 13, 2018 (the “Original Schedule 13D”), and is being filed jointly on behalf of the Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust, a Wisconsin trust (the “Trust”), John A. Dickens and Jennifer A. Hannon (each a “Trustee,” and together the “Trustees”) as trustees of the Trust (together, “Reporting Persons”) relating to the Class B common stock, no par value (the “Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 3 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 3 to Schedule 13D is incorporated herein by this reference.

Item 2. Identity and Background

(a)        On September 22, 2023, Jennifer A. Hannon was named as a co-Trustee of the Trust.  John A. Dickens is also a co-Trustee of the Trust.  Thomas W. Wenstrand no longer serves as a co-Trustee of the Trust.

(b)        The business address of Jennifer A. Hannon is Godfrey & Kahn, S.C., 833 E. Michigan Street, Suite 1800, Milwaukee, WI  53202.

(c)        Ms. Hannon is a shareholder of Godfrey & Kahn, S.C.

(d)        Ms. Hannon has not been convicted in a criminal proceeding during the last five years.

(e)        Ms. Hannon has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)        Ms. Hannon is a citizen of the United States of America.

Item 7.  Material to Be Filed as Exhibits

Exhibit

A Joint Filing Agreement dated as of September 29, 2023

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated: September 29, 2023

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

By: /s/ John A. Dickens

Name: John A. Dickens

Title: Co-Trustee

By: /s/ Jennifer A. Hannon

Name: Jennifer A. Hannon

Title: Co-Trustee

John A. Dickens

By: /s/ John A. Dickens

Name: John A. Dickens

Jennifer A. Hannon

By: /s/ Jennifer A. Hannon

Name: Jennifer A. Hannon

30003512.4

[1] This calculation is based on 31,212,128 shares of Class B common stock, no par value per share (“Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”) outstanding as of August 30, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 30, 2023 and as filed with the SEC on September 1, 2023 (the “Form 10-Q”).

[2] This calculation is based on 31,212,128 shares of Common Stock of the Issuer outstanding as of August 30, 2023 as reported in the Form 10-Q.

[3] This calculation is based on 31,212,128 shares of Common Stock of the Issuer outstanding as of August 30, 2023 as reported in the Form 10-Q.